UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 8, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On October 8, 2019, Blockstack PBC (the “Company”), a Delaware corporation, entered into a Token Integration Agreement (the “Agreement”), and a related Deferred Delivery Agreement (“DDA”) with Blockchain Luxembourg S.A., société anonyme, a limited liability company organized under the laws of the Grand Duchy of Luxembourg (“Blockchain Luxembourg”) and Blockchain Access UK LTD, a limited company organized under the laws of England and Wales (“Blockchain Access” and, together with Blockchain Luxembourg, “Blockchain”).

The Agreement contains the terms and conditions under which Blockchain Access will distribute up to 40 million Stacks Tokens (valued at USD $10 million) in certain jurisdictions outside the United States, with each individual recipient receiving no more than forty (40) tokens as part of Blockchain’s Airdrop Program (defined below).  An airdrop of cryptocurrency is a free distribution of a cryptocurrency token or coin to a set of users (“Blockchain’s Airdrop Program”) and, with respect to Stacks Tokens, to users in certain jurisdictions outside the United States. These Stacks Tokens will be given away without either Blockchain or Blockstack receiving financial consideration from the airdrop recipients.   Blockchain will perform checks and verifications on participants in Blockchain’s Airdrop Program to ensure they are not residents of certain jurisdictions, including the United States and Canada.

In order to facilitate the airdrop, Blockstack will undertake certain technical integration procedures, which include: referring and directing airdrop inquiries to a Blockchain web property; making available a Blockstack core node by which recipients can reserve a Blockstack username; delivering control of a certain amount of Stacks Tokens to each network address provided to Blockstack by Blockchain; and ensuring that Stacks Tokens distributed through the airdrop will be nontransferable until the date a year and a day after the date they are distributed. Certain technical integration procedures will also be undertaken by Blockchain, including certain checks and verifications on participants in Blockchain’s Airdrop Program to ensure they (and their associated network addresses) are not residents of certain jurisdictions, including the United States and Canada.

The Company will pay Blockchain a fees of up to $3.85 million payable in fiat, cryptocurrencies and Stack Tokens.  These fees will include a minimum fee of USD $750,000 which may be satisfied by delivery to Blockchain of three million Stacks Tokens pursuant to the DDA. Stacks Tokens received as payment by Blockchain are not transferable until a year and a day after the date of execution of the Agreement.  Certain of the consideration payable to Blockchain will be contingent  upon the Blockstack network’s achievement of the Second Milestone, as described in the Amended and Restated Limited Partnership Agreements of Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P. (the “Partnership Agreements”), which was filed with the Securities and Exchange Commission (“SEC”) on July 8, 2019.  The compensation payable to Blockchain will depend, in part, on the number of verified users of the Blockstack network that received Stacks Tokens via Blockchain’s Airdrop Program.

The Agreement contains certain representations and warranties, including the representation by Blockchain that it is not a “U.S. person” as such term is defined in Regulation S and that it is not currently registered as a broker-dealer with the SEC or a member of the Financial Industry Regulatory Authority, that it will perform checks and verifications on recipients of the Airdrop to ensure they are not U.S. persons.  Blockstack has undertaken to provide all airdrop participants with a copy of the its offering statement on Form 1-A qualified by the SEC on July 10, 2019 (the “Offering Statement”) which will be accompanied by a supplement regarding Regulation S and disclosure that the Stacks Tokens to be delivered in the airdrop have not been registered with the SEC, that Blockstack has not engaged in directed selling efforts, representations regarding certain regulatory issues including anti-money laundering, sanctions, anti-bribery and anti-boycott matters, and that the Stacks Tokens are not subject to Federal Deposit Insurance Corporation or Securities Purchaser Protection Corporation protections. The DDA contains additional representations taken from the form of DDA purchase agreement filed as an exhibit to the Offering Statement.  The DDA is otherwise substantively similar to the Company’s form deferred delivery purchase agreement, which has also been filed as an exhibit to the Offering Statement.

In addition, the Company has agreed to indemnify Blockchain for damages arising from, and reimburse any legal expenses incurred in, investigating or defending any loss, claim, damage or liability in connection with, among other things, breaches of the Agreement, violations of federal, state, local and foreign governmental laws, rules, regulations and ordinances, including securities laws violations, and defects in the operations of the Stacks smart contract or Stacks network. The Company’s liability with respect to these indemnification obligations is capped at $5 million.

The Company and Blockchain have issued a press release announcing the transaction, which is filed as Exhibit 15.1 to this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: October 11, 2019

EXHIBITS

Index to Exhibits

Exhibit No.	Description
15.1	Press release dated October 11, 2019